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                United States Securities and Exchange Commission
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of November 2004

                         Commission File Number 1-13522

                       CHINA YUCHAI INTERNATIONAL LIMITED
                 (Translation of registrant's name into English)


                             16 Raffles Quay #26-00
                               Hong Leong Building
                                Singapore 048581
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

          Form 20-F  X                     Form 40-F
                   ------                           ------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes                              No   X
                 -------                     -------

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

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This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus, dated March 24, 2004, of China Yuchai International Limited (the "Company" or "CYI") included in the Company's Registration Statement (Registration No. 333-111106) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the "SEC").

The Company wishes to caution readers that the forward-looking statements contained in the attached press release, including for example with respect to anticipated demand for new trucks and buses and the ability of the Company to meet such demand, are subject to material change based on various important factors including, among others, political, economic and social conditions in China such as government policies with respect to foreign investment, economic growth, inflation and the availability of credit, the effects of competition in the diesel engine market, the effects of inflation, the ability of Guangxi Yuchai Machinery Company Limited ("Yuchai"), a subsidiary of the Company, to control its expenses, capital expenditures and receivables, finance its working capital and capital expenditures and commercially introduce new products in the future, the Company's ability to successfully implement the agreement it reached with Yuchai in July 2003, the effects of uncertainties in the Chinese legal system which could limit the legal protections available to foreign investors, including with respect to the enforcement of foreign judgments in China, and the effects of China becoming a member of the World Trade Organization. These and other factors, and their effects on the Company's results of operations and financial condition, are more fully described in the Company's Form 20-F filings with the SEC under the Securities Exchange Act of 1934, as amended.

1.   Other Events

On November 8, 2004 in Singapore, the Company issued a news release announcing
(i) its interim results for the three months and nine months ended September 30, 2004, (ii) the results of its special general meeting of shareholders held on October 11, 2004, (iii) the appointment of Mr. Teo Tong Kooi as a director of the Company, and (iv) recent developments with respect to corporate governance at Yuchai. A copy of the news release dated November 8, 2004 is attached hereto as Exhibit 1.1 and is incorporated herein by reference.

2.   Exhibits

1.1  Press Release of the Company dated November 8, 2004.





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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.


Date: November 8, 2004

                                  CHINA YUCHAI INTERNATIONAL LIMITED


                                  By: /s/ Philip Ting Sii Tien
                                     -------------------------------------------
                                     Name: Philip Ting Sii Tien
                                     Title: Chief Financial Officer and Director



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                                  EXHIBIT INDEX

1.1       Press Release of the Company dated November 8, 2004.